Exhibit 12.1

Active Power, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,					Six months ended June 30,
	2001	2002	2003	2004	2005	2006
		(in thousands, except for ratios)
Available Earnings
Pretax income (loss) from operations and interest expense	$(27,962)	$(27,623)	$(21,703)	$(27,780)	$(22,891)	$(12,044)

Fixed Charges
Interest expense	—	—	—	—	—	—
Total fixed charges	—	—	—	—	—	—

Earnings (loss) available to cover fixed charges	$(27,692)	$(27,623)	$(21,703)	$(27,780)	$(22,891)	$(12,044)

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)	Earnings were inadequate to cover fixed charges by $27.7 million, $27.6 million, $21.7 million, $27.8 million, $22.9 million and $12 million for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and the six months ended June 30, 2006, respectively.